SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
(Amendment No. 4)

DIGITAL IMPACT, INC.
(Name of Subject Company)

DIGITAL IMPACT, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)

25385G 10 6
(CUSIP Number of Class of Securities)

Jerry C. Jones
Vice President
#1 Information Way
P. O. Box 8180
Little Rock, Arkansas 72203

*(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)*

With copies to:

John P. Fletcher, Esq.
Goodloe M. Partee, Esq.
Kutak Rock LLP
425 W. Capitol Avenue
Suite 1100
Little Rock, Arkansas 72201
(501) 975-3000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

The purpose of this amendment is to amend and supplement Item 8 of the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Digital Impact, Inc. (the "*Company*") on April 1, 2005, as thereafter amended and supplemented.

Item 8. *Additional Information.*

Item 8 is hereby amended and supplemented as follows:

The Offer. The subsequent offering period expired at 5:00 p.m., New York City time, on May 5, 2005. The depositary for the Offer, EquiServe Trust Company, N.A., has advised Acxiom and Offeror that, as of the expiration of the subsequent offering period, an aggregate of 35,939,541 Shares were validly tendered representing approximately 91.9% of the outstanding Shares. Offeror accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer. Effective May 9, 2005, Offeror will be merged with and into the Company and all remaining Shares (other than Shares held by stockholders who properly exercise their appraisal rights pursuant to the DGCL) will be converted into the right to receive $3.50 per share in cash, without interest. As a result of the Merger, the Shares will no longer be listed on the Nasdaq National Market and the Company will continue as a wholly owned subsidiary of Acxiom.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2005

DIGITAL IMPACT, INC.

/s/   Jerry Jones
_____

Jerry Jones
Vice President